Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Functional Brands, Inc.

We hereby consent to the inclusion in this Registration Statement of Functional Brands, Inc. (the “Company”) on Amendment No. 10 of the Form S-1 of our report dated March 27, 2025 except for Notes 4 and 24, as to which the date is August 12, 2025 with respect to our audit of the Company’s consolidated financial statements as of and for the years ended December 31, 2024 and 2023. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such prospectus.

Diamond Bar, California

September 3, 2025